UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
eTelecare Global Solutions, Inc.

(Name of Issuer)
Common Shares, Ph2.00 par value

(Title of Class of Securities)
29759R102

(CUSIP Number)
A. SORIANO CORPORATION
Joshua L. Castro
7th Floor, Pacific Star Building,
Sen. Gil J. Puyat Avenue corner Makati Avenue
Tel. No.: (632) 819-0251

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 19, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☑
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS. A. Soriano Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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6	CITIZENSHIP OR PLACE OF ORGANIZATION

Philippines

	7	SOLE VOTING POWER

NUMBER OF		1,883,966 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,883,966 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,883,96 Shares

WITH	10	SHARED DISPOSITIVE POWER

1,883,966 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,883,966 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     Item 1. Security and Issuer
     The class of equity securities to which this statement relates are the Common Shares of eTelecare Global Solutions, Inc., a corporation duly organized and existing under the laws of the Republic of the Philippines (the “Issuer”), with a par value of PhP2.00 per share (the “Shares”). The principal executive offices of the Issuer are located at 31st Floor, Cyberzone Building, Eastwood City, Cyberpark Bagumbayan, Quezon City, Philippines. The Shares were registered with the U.S. Securities and Exchange Commission on March 27, 2007.
     Item 2. Identity and Background
     The person filing this statement is A. Soriano Corporation (“Anscor”), a corporation duly organized and existing under the laws of the Republic of the Philippines. The principal office of Anscor is at 7th Floor, Pacific Star Building, Sen. Gil J. Puyat Avenue corner Makati Avenue, Makati City, Philippines.
     The name, business address, present principal occupation or employment, principal business address of each director and executive officer of Anscor are set forth in the attached Schedule A.
     Anscor is a holding company with investments in companies engaged in a wide range of activities in the Philippines such as cable and wire manufacturing, luxury resort, call center, wireless broadband data services, aviation, real estate and manpower deployment. Likewise, Anscor has investments in equities traded in the Philippine Stock Exchange, foreign currency denominated bonds and offshore hedge funds.
     During the last five years, Anscor, and to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration
     The 1,883,966 Shares were acquired by Anscor as follows: a.) 451,598 Shares were given as a property dividend from SPI Technologies, Inc. for which no consideration was paid; b.) 1,354,792 Shares were given as a stock dividend from eTelecare Global Solutions, Inc. for which no consideration was paid; and c.) remaining balance of 77,576 Shares were purchased through the Philippine Stock Exchange at an aggregate purchase price of Ph18.1 million, which came from Anscor’s own funds.
     Item 4. Purpose of Transaction
     The Shares were acquired for investment purposes only.
     On September 19, 2008, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) by and between the Issuer and BidCo. Under the terms of the Acquisition Agreement, BidCo will commence a tender offer in the Philippines and the United States (the “Offer”), which may be amended from time to time in accordance with the terms of the Acquisition Agreement, to purchase all of the Issuer’s outstanding Shares, at a price per share in cash of US$9.00 (the “Offer Price”).
     Concurrently with the execution of the Acquisition Agreement, Anscor entered into a separate Support Agreements with BidCo. Pursuant to the Support Agreement, Anscor agreed to tender its Shares into the Offer and not to withdraw any of its Shares from the Offer. Anscor also agreed to vote its Shares: (i) in favor of (A) any adoption of the Acquisition Agreement and approval of the transactions contemplated thereby, (B) any individuals nominated by BidCo to be directors of the Issuer, (C) any other matter necessary for the consummation of the transactions contemplated by the Acquisition Agreement and the Offer; and (ii) against (A) any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Acquisition Agreement, (B) any extraordinary corporate transaction, (C) any agreement or other action that is intended to or could reasonably be expected to prevent, frustrate, impede, interfere with, delay, postpone or discourage the consummation of the Offer and (D) any amendment of any the organizational documents of the Issuer or change in the voting rights of any class of its capital stock, and has granted an irrevocable proxy with respect to its Shares to BidCo until the Acquisition Agreement is terminated in accordance with its terms or the Offer is terminated or withdrawn. A copy of the Support Agreement is attached as Exhibit 7.01 to this statement and is incorporated herein by reference.
     Other than as described above, Anscor does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the General Instructions to Schedule 13D.
     Item 5. Interest in Securities of the Issuer
     (a) Anscor, and for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 1,883,966 Shares, representing approximately 6.57% of the outstanding Shares of the Issuer.

     (b) Anscor has sole power to vote and to dispose the 1,883,966 Shares.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Support Agreement is filed as exhibit hereto and is incorporated by reference in their entirety into this Item 6. Under the Support Agreement, Anscor has agreed to tender the its Shares into the Offer, not to withdraw any of its Shares from the Offer and to vote its Shares in accordance with the terms of the Support Agreements. In addition, Anscor has agreed (1) to grant BidCo an irrevocable proxy to vote its Shares in accordance with the terms of the Support Agreement, (2) to restrict the transfer of its Shares and (3) to not solicit any other acquisition proposals.
     Except as described in this Item 6, to the best knowledge of Anscor, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
     Item 7. Material to be Filed as Exhibits
     Exhibit 7.01 Support Agreement between EGS Acquisition Co LLC and A. Soriano Corporation, dated September 19, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: September 29, 2008

A. SORIANO CORPORATION

/s/ Joshua L. Castro
Signature

Joshua L. Castro
Corporate Information Officer
(Name/Title)

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF
A. SORIANO CORPORATION
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of a. Soriano Corporation are set forth below.

Name	Address	Position/Principal Occupation	Citizenship
Andres Soriano III	A. Soriano Corporation 7/F Pacific Star Building Makati Avenue, Makati City	Chairman and CEO/President and COO	Filipino

Eduardo J. Soriano	A. Soriano Corporation 7/F Pacific Star Building Makati Avenue, Makati City	Vice Chairman and Treasurer; Director	Filipino

Jose C. Ibazeta	Power Sector Assets and Liability Management Corporation 7/F Bankmer Building Makati Avenue, Makati City	President; Director	Filipino

John Gokongwei, Jr.	JG Summit Holdings, Inc. 43/F Robinsons Equitable Tower ADB Avenue cor. Poveda Street Ortigas Center, Pasig City	Chairman Emeritus	Filipino

Oscar J. Hilado	Philippine Investment Management The Phinma Plaza 39 Plaza Drive, Rockwell Center Makati City	Chairman and Chief Executive Officer; Director	Filipino

Raymundo G. Pe	Penta Capital & Investment Corp. 10/F ACT Tower Sen. Gil J. Puyat Avenue Makati City	Director	Filipino

Roberto R. Romulo	Philam Insurance, Inc. 43/F Philamlife Tower Paseo de Roxas, Makati City	Chairman; Director	Filipino

Ernest K. Cuyegkeng	A. Soriano Corporation 7/F Pacific Star Building Makati Avenue, Makati City	Executive Vice President & Chief Financial Officer	Filipino

Narcisa M. Villaflor	A. Soriano Corporation 7/F Pacific Star Building Makati Avenue, Makati City	Vice President & Comptroller	Filipino

Lorna Patajo-Kapunan	Kapunan Lotilla Flores Garcia & Castillo Law Offices Suite 501 Tektite East Tower Philippine Stock Exchange Centre Exchange Road, Ortigas Center Pasig City	Senior Partner; Corporate Secretary	Filipino

Joshua L. Castro	A. Soriano Corporation 7/F Pacific Star Building Makati Avenue, Makati City	Corporate Information Officer and Assistant Corporate Secretary	Filipino